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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Mexico’s Across Signs Order for 23 Embraer Business Jets

Geneva, Switzerland, May 23, 2016 – Embraer Executive Jets announced during a press conference today that Across, Mexico’s premium business aviation services provider, signed a firm order for 23 business jets. The contract comprises the purchase of eight Legacy 500, eight Phenom 300 and seven Phenom 100E jets, with an estimated value of over USD 260 million at current list price.

The announcement was made during the 16th European Business Aviation Convention and Exhibition (EBACE) at Geneva’s Palexpo Exhibition Center. The firm order was included in the Company’s backlog of the first quarter and the first deliveries already have started.

“This fleet order reflects our growing presence in Mexico and confirms the long-term relationship we are building with Across,” said Marco Tulio Pellegrini, President & CEO, Embraer Executive Jets. “The Mexican market has a solid business aviation utilization culture and Embraer Executive Jets' portfolio is perfectly suited to fulfill the increasing demand for more efficient and reliable aircraft in the region. We are glad to support Across in expanding its best-in-class services.”

Aiming to improve customers’ operational flexibility, Across offers air charter solutions with the concept “Aviación a tu medida,” along with aircraft management, first-rate FBO services and a sales or fractional ownership program for Embraer’s broad business jet portfolio. Launched in 2009, Across owns the most modern infrastructure at Toluca International Airport, the main hub for business aviation in Mexico, which includes hangars, VIP lounges, customer meeting rooms and administrative offices.

“Embraer's business jets will become the backbone of Across solutions for our fractional ownership program and charter services for customers worldwide who need to fly to Mexico or the Americas for business or leisure,” said Pedro Corsi Amerlinck, CEO of Across. “The Phenoms and the Legacy 500 play an important role in the operation of the major fractional provider companies from the United States and Europe, and I'm thrilled we are starting to offer these innovative business jets to enhance our customers’ and partners’ experience as well.”

Across is attending EBACE 2016 jointly with Avinode, the world’s leading online marketplace for buying and selling air charter, to present their solution for European customers who travel from Mexico to anywhere in America and vice versa.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	pressEMEA@embraer.fr Cell: +55 11 9425 4017 Tel.: +55 11 3040 1799	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

About Embraer Executive Jets

Embraer is one of the world’s leading executive jet manufacturers, having entered the business aviation market in 2000 with the Legacy jet, which led to the launch of Embraer Executive Jets in 2005. Its portfolio, the broadest in the market, consists of the entry-level Phenom 100E and the light Phenom 300 jet, the midsize Legacy 500 and mid-light Legacy 450, the super-midsize Legacy 600 and large Legacy 650 and the ultra-large Lineage 1000E. Embraer Executive Jets’ global fleet exceeds 1,000 aircraft, which are in operation in more than 60 countries and are supported by the Company’s global Customer Support and Services network of 75 owned and authorized service centers, complemented by a 24/7 Contact Center, at its headquarters in Brazil.

Follow us on Twitter: @Embraer

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos press@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3040 1799	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	pressEMEA@embraer.fr Cell: +55 11 9425 4017 Tel.: +55 11 3040 1799	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2016

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer